UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings and

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2024 and 2023

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Popular, Inc. Puerto Rico Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2024, and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

San Juan, Puerto Rico
June 25, 2025

We have served as the Plan’s auditor since 1999.

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

Stamp DLLP216-374 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2024 and 2023

	2024	2023
Assets
Investments, at fair value	$815,364,575	$697,833,507
Receivables
Employer contributions	975,938	819,340
Participant contributions	1,219,937	853,073
Dividends and interest	1,044,882	1,045,036
Receivable for investments sold	—	170,622

Total receivables	3,240,757	2,888,071

Total assets	$818,605,332	$700,721,578

Liabilities
Accrued expenses	$108,459	$107,559
Payable for investments purchased	407	272,284

Total liabilities	$108,866	$379,843

Net assets available for benefits	$818,496,466	$700,341,735

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2024

Additions to assets available for benefits
Investment income:
Net appreciation in fair value of investments	$50,668,332
Interest and dividends	41,638,427

Total investment income	92,306,759

Contributions
Employer	17,604,614
Participants	42,123,059
Rollovers from qualified plans	2,000,850

Total contributions	61,728,523

Total additions to assets available for benefits	$154,035,282

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	$35,725,743
Administrative expenses	154,808

Total deductions	$35,880,551

Net increase in assets available for benefits	$118,154,731

Net assets available for benefits
Beginning of year	$700,341,735

End of year	$818,496,466

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

1. Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, interest bearing deposits, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may make pre-tax contributions up to the maximum permitted, as defined in the Plan documents, but may not exceed the legal limit established by Section 1081.01 (d)(7)(A) of the Internal Revenue Code for the New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time, (the “2011 PR Code”), ($15,000). Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar years ended on December 31, 2024 and 2023 to $1,500.

The plan provides that newly hired employees are automatically enrolled in the Plan at a pre-tax rate of 6% (5% for the year December 31, 2023), with a match formula of 50% for each dollar pre-tax contribution up to a maximum of 8% and for an automatic annual increase of 1% to the employees’ pre-tax contribution until such contribution reaches a certain percent which on December 31, 2024 was 10% (8% for the year ended December 31, 2023). Participants may modify the automatic annual increase of the pre-tax contribution up to the maximum permitted amount. Participants are given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

The Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as the Corporation’s Board of Directors may determine. There were no discretionary contributions for the year 2024.

The Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. In June 2025, the Corporation reviewed the matching contributions for the year 2024 and as a result determined to make a True-Up contribution of $450,697, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2024. In January 2024, the Corporation reviewed the matching contributions for the year 2023 and as a result made a True-Up contribution of $431,681, which is included as employer contributions receivable in the accompanying Statement of Net Assets Available for Benefits as of December 31, 2023.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit-sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Corporations’ matching and discretionary profit-sharing contributions plus actual earnings thereon is based on years of service since commencement of employment with the Corporation. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Effective on December 1, 2024, Popular Auto LLC (“Popular Auto”), an indirect wholly owned subsidiary of the Corporation, completed a transaction in which it sold its daily car rental business (the “Business”) to an unaffiliated third party. The plan was amended to provide, among other things, that the employees of Popular Auto, who worked exclusively for the Business and who commenced employment with the purchaser of the Business as of the closing of the transaction (“the Transferred Employees”), automatically vested on all employer contribution made by the Corporation on behalf of the Transferred Employees during their employment at the Corporation.

Payment of Benefits and Withdrawals

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions balance, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions balance. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc.’s common stock, if applicable, or a combination of elections. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Corporation, expenses of the Plan are borne by the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

During 2024, the Plan used forfeitures of $153,908 to pay a portion of the administrative expenses, which included expenses accrued in prior year, and $431,681 to cover the 2023 True-Up Contribution. Forfeited non-vested accounts amounted to $151,333 and $246,734 at December 31, 2024 and 2023, respectively.

Non-Participant Directed Investments

At December 31, 2024, there were no non-participant directed investments in the Plan.

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10, “Fair Value Measurements”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Refer to Note 3 to these financial statements for the fair value disclosures required as of December 31, 2024 and 2023.

Interest Bearing Deposits

Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments available upon demand. Interest Bearing Deposits include revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year end funds account balance. Revenue sharing dollars during the years ended December 31, 2024 and 2023 were $557,156 and $431,552, respectively.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury and are recorded when paid.

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under the 2011 PR Code and are recorded when received.

Payment of Benefits

Benefits are recorded when paid.

Refundable Contributions

On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2024 and 2023, the plan passed the non-discrimination test.

3. Fair Value Measurement

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurements” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own judgements about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity. These interest bearing deposits are available upon demand, hence, classified as Level 1.

Popular, Inc. Common Stock: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2024 and 2023.

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$634,969,323	$—	$634,969,323

Interest Bearing Deposits	81,461,279	—	—	81,461,279

Popular, Inc. Common Stock	98,933,973	—	—	98,933,973

Total assets at fair value	$180,395,252	$634,969,323	$—	$815,364,575

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$532,072,026	$—	$532,072,026

Interest Bearing Deposits	73,878,159	—	—	73,878,159

Popular, Inc. Common Stock	91,883,322	—	—	91,883,322

Total assets at fair value	$165,761,481	$532,072,026	$—	$697,833,507

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

4. Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) dated August 26, 2016 indicating it meets the requirements of Section 1081.01 of the 2011 Puerto Rico Internal Revenue Code (“2011 PR Code”) and accordingly, the Trust associated with the Plan is exempt from Puerto Rico income tax under such section. The Plan is amended from time to time, and such amendments are submitted for the PR Treasury to ascertain that the qualification of the Plan is not affected. The most recent letter received from the PR Treasury was dated May 29, 2024, in which it ruled that its most recent amendment did not affect the qualification of the Plan.

No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. Pursuant to Section 1022(i)(1) of ERISA, the Plan’s Trust is considered as an organization described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator has concluded that as of December 31, 2024 and 2023 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2024, the years 2020 and thereafter remain subject to examination; however, there are currently no audits for any tax periods in progress.

5. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

6. Related Party Transactions

At December 31, 2024 and 2023, the Plan held 1,051,818 and 1,119,568 common stock of Popular, Inc., with a quoted market value of $98,933,973 and $91,883,322, respectively. During the year ended December 31, 2024, the Plan purchased or acquired through rollovers 67,770 common shares of Popular, Inc., with an acquisition price of $5,922,801 and completed sales and distributions of 134,652 shares which had a carrying value of $8,705,584 resulting in a realized gain of $3,441,425. These transactions are permitted party-in-interest transactions under the provisions of ERISA and the regulations promulgated thereunder.

The accompanying Statements of Net Assets Available for Benefits includes accrued dividend income of $738,330 and $697,543 related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2024 and 2023, which were paid in January 2025 and 2024, respectively.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2024 and 2023

As of December 31, 2024 and 2023, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $81,206,802 and $73,578,603 respectively. As of December 31, 2024 and 2023, the Plan held a time deposit open account with Banco Popular de Puerto Rico of $254,477 and $299,556, respectively. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

Banco Popular de Puerto Rico provides services as Trustee and Recordkeeper for the Plan and charges a fee, which for the year ended December 31, 2024 and 2023 amounted to $943,854 and $771,645, respectively, and were borne by the Plan sponsor.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2024 and 2023 to Form 5500:

	2024	2023
Net assets available for benefits per the financial statements	$818,496,466	$700,341,735
Less: Amounts allocated to withdrawing participants	(249,594)	(222,255)

Net assets available for benefits per the Form 5500	$818,246,872	$700,119,480

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2024 to Form 5500:

Benefits paid to participants per the financial statements	$35,725,743
Add: Amounts allocated to withdrawing participants at December 31, 2024	249,594
Less: Amounts allocated to withdrawing participants at December 31, 2023	(222,255)

Benefits paid to participants per Form 5500	$35,753,082

8. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2024	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
	American Balanced Fd-R6	Mutual Fund 1,537,690 shares	*	*	$52,819,651
	Dodge & Cox Income Fund	Mutual Fund 1,178,870 shares	*	*	14,606,205
	Franklin U.S. Government Securities	Mutual Fund 739,887 shares	*	*	3,714,234
	Impax Funds Series Trust I	Mutual Fund 2,579 shares	*	*	68,220
	JP Morgan Mid Cap Value Fund	Mutual Fund 698,861 shares	*	*	25,662,190
	Legg Mason Bw Global Op Bd-Is	Mutual Fund 130,623 shares	*	*	1,071,107
	Massmutual Premier Small Cap Opp	Mutual Fund 629,196 shares	*	*	11,149,354
	Mfs Value Fund-R6	Mutual Fund 598,914 shares	*	*	28,975,469
	Pioneer Large Cap Growth R1 Port	Mutual Fund 978,941 shares	*	*	33,800,970
	Principal Diversified International Fund	Mutual Fund 796,611 shares	*	*	10,507,305
	Principal Lifetime 2015 Selt	Mutual Fund 37,474 shares	*	*	311,035
	Principal Lifetime 2020 Fund	Mutual Fund 1,805,111 shares	*	*	21,643,282
	Principal Lifetime 2025 Inst	Mutual Fund 507,380 shares	*	*	5,571,037
	Principal Lifetime 2030 Fund	Mutual Fund 4,595,324 shares	*	*	63,645,237
	Principal Lifetime 2035 Selt	Mutual Fund 1,351,748 shares	*	*	17,140,159
	Principal Lifetime 2040 Fund	Mutual Fund 4,383,247 shares	*	*	69,430,625
	Principal Lifetime 2045 Intl	Mutual Fund 1,710,656 shares	*	*	24,445,270
	Principal Lifetime 2050 Fund	Mutual Fund 3,640,843 shares	*	*	61,675,887
	Principal Lifetime 2055 Selt	Mutual Fund 1,788,485 shares	*	*	28,884,030
	Principal Lifetime 2060 Fund	Mutual Fund 1,615,682 shares	*	*	27,999,771
	Principal Lifetime 2065 Inst	Mutual Fund 243,590 shares	*	*	3,471,151
	Principal Lifetime 2070 Inst	Mutual Fund 12,679 shares	*	*	158,869
	Principal Lifetime Strategic Income	Mutual Fund 1,129,069 shares	*	*	12,532,668
	Vanguard Extended Market Index Fund	Mutual Fund 79,143 shares	*	*	11,402,989
	Vanguard Institutional Index Fund	Mutual Fund 187,914 shares	*	*	89,988,207
	Vanguard Total Bond Market Index Fund	Mutual Fund 617,535 shares	*	*	5,854,228
	Vanguard Total International Stock Index Fund	Mutual Fund 266,336 shares	*	*	8,440,173

	Total Mutual Funds		*	*	634,969,323

*	BPPR Bank Deposit Open Account	Open Deposit Account	*	*	81,206,802
*	BPPR Time Deposit Open Account	Open Deposit Account	*	*	254,477

	Total Interest Bearing Deposits				81,461,279

*	Popular, Inc.	Common Stock 1,051,818 shares	*	*	98,933,973

					$815,364,575

*	Party in-interest
**	Cost is not required to be presented for participant directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 25, 2025	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson
Popular, Inc. Benefits Committee
(Plan Administrator)